File No. 333-44677
                                                                  Rule 424(b)(3)

                             Key Energy Services, Inc.

                 Supplement to Prospectus dated February 6, 1998





McMahan Securities Co., L.P. as Selling Securityholder is hereby offering for resale $1,025,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Services, Inc., a Maryland Corporation (the "Company"). The Notes are being offered by, and are being sold through, McMahan Securities Co., L.P.; no commissions or discounts will be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.

McMahan Securities Co., L.P. acted as co-manager in the Company's private placement of the Notes in September, 1997.



















                            ________________________

           The date of this Prospectus Supplement is December 29, 1998